Mail Stop 3561

January 31, 2008

Stuart A. Rose
Chief Executive Officer
Rex Stores Corporation
2875 Needmore Road
Dayton, OH 45414

> **Re:** **Rex Stores Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Filed April 16, 2007**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 26, 2007**
> **Form 10-Q for Fiscal Quarter Ended April 30, 2007**
> **Filed June 8, 2007**
> **File No. 1-09097**

Dear Mr. Rose:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1. We note that you have provided separate discussions concerning the two segments of your business. Please revise to elaborate, here or in your business

discussion, upon your intentions as it relates to your entry into the ethanol industry. For example, we note your indication in your Liquidity and Capital Resources discussion that your "pending ethanol investments could require a significant amount, if not all, of [y]our available cash." Considering your retail operations and ethanol investments could place increasingly greater, and potentially conflicting, demands upon your resources, advise investors as to your future plans as it relates to your ethanol investments and to what extent you intend to expand this area of your business in contrast to your retail operations.

2.   Please provide an overview of your entire business and expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your disclosure that your income from synthetic fuel investments dropped by nearly $20 million in the last fiscal year. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Overview, page 27

3.   In light of the material income recognized from the sale of Gillette in fiscal 2004, 2005 and 2006 and based on the terms of the modified agreement, please explain why you are currently not able to determine the likelihood and timing of collecting payments related to production occurring after September 30, 2006. In this regard, a detailed explanation of the actual or anticipated accounting recognition given to the membership interest sale, the one-time payment of $3.5 million and the $1.50 per ton of "qualified production" would be helpful to our understanding. Please specifically explain which proceeds would be subject to possible reduction. If the $2.75 million and the $3.5 million one-time payments can be reduced, explain your basis for income recognition given this significant uncertainty. We note your disclosure in your Form 10-Q for the quarterly period ended July 31, 2007 in which you disclose that you estimate that there is approximately 4.0 million tons of

production for which you did not recognize income. Please disclose which periods the production relates to and the likelihood and expected timing of collecting payment related to this production. We believe such additional disclosure may be necessary to an understanding of the extent to which reported financial information is indicative of future results. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 30

4.   Please tell us the impact of your extended service contracts on gross profit and income from continuing operations for the years presented. To the extent these contracts represent a significant portion of your gross profit and/or income from continuing operations, please include a discussion of the impact on your operating results in satisfying the three principal objectives of management's discussion and analysis as noted in SEC Release No. 33-8350 which are:

- o   to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;
- o   to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and
- o   to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Liquidity and Capital Resources, page 38

5.   Please ensure your discussion and analysis of cash flows is not a recitation of changes evident from the financial statements. For example, you discuss that a large use of cash in fiscal 2005 was due to a decrease in accounts payable of $12.5 million. You should explain the underlying reasons for the decrease in accounts payable. Please provide analysis explaining the underlying reasons for material fluctuations in balance sheet accounts. Refer to SEC Release No. 33-8350.

Critical Accounting Policies, page 41

6.   Please revise your disclosure to describe the material implications of *uncertainties* associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Such disclosure should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. In preparing your revised disclosure, please identify those accounting estimates

or assumptions where there is a significant amount of subjectivity involved, the estimates or assumptions are susceptible to change, and the impact of the estimates and assumptions on your financial condition or operating performance is material. Discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. The quantitative disclosure should include, to the extent material, information about your provisions and allowances for doubtful accounts receivable, sales returns and excess and obsolete inventories, income from synthetic fuel partnership sales, impairment losses, income tax contingencies and income tax valuation allowances. Also, since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. For example, if reasonably likely changes in the average wellhead price per barrel for unregulated domestic crude oil could have a material effect on your future financial condition or operating performance, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

Item 8. Financial Statements and Supplementary Data, page 46

Consolidated Balance Sheets, page 46

7.   Please separately present investments accounted for using the equity method on the face of the balance sheet. Refer to paragraph 19.c. of APB 18.

Notes to Consolidated Financial Statements, page 50

Note 1. Summary of Significant Accounting Policies, page 50

Property and Equipment, page 50

8.   Please revise to describe the impaired long-lived assets or asset groups, the facts and circumstances leading to the impairments and the segment in which the impaired long-lived assets or asset groups are reported. Refer to paragraph 26.a. and 26.d of SFAS 144.

Revenue Recognition, page 52

9. Please tell us how sales commissions related to the sale of extended service contracts are presented in the statements of income. To the extent that sales commissions are netted against the related revenue, please tell us your basis in GAAP for such presentation. Please also quantify the amount of sales commissions included in the net sales and revenue line item for the periods presented.

10. Your income from synthetic fuel partnership sales and the related tax credits earned prior to the sales are contingent on the average wellhead price per barrel for unregulated domestic crude oil. Quarterly you estimate the impact of these oil prices and the likelihood of any phase out. Please tell us your basis in GAAP for recognizing income prior to resolution of the contingency. Refer to paragraph 17.a. of SFAS 5.

Note 3. Investments, page 57

11. Given your under 20% ownership interest, please tell us why you have the ability to exercise significant influence over the operating and financial policies of Big River and therefore accounting for your investment using the equity method is appropriate. Refer to paragraph 17 of APB 18.

Note 10. Revolving Line of Credit, page 64

12. We note that you are restricted from paying dividends under the covenants of your revolving credit agreement. Please describe the most significant restrictions on the payment of dividends, indicating their sources, their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X.

Note 17. Segment Reporting, page 73

13. Please provide the revenue disclosures by product and service group required by paragraph 37 of SFAS 131.

Schedule II – Valuation and Qualifying Accounts, page 78

14. To the extent material please revise to disclose information related to your provision for sales returns. Alternatively, you may include this information in your footnotes. See Rules 5-04 and 12-09 of Regulation S-X.

Controls and Procedures, page 79

15.   We note your disclosure that your "Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 7

16.   We note that you attempt to adjust base salaries "to reflect competitive market levels." Please tell us how you go about assessing competitive market levels. If you engage in benchmarking in setting this amount, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Change in Control Payments, page 9

17.   With respect to the potential payments upon termination disclosed here and under "Potential Payments Upon Termination or Change in Control," please discuss and analyze how the amounts and periods were negotiated and how and why the company agreed to the specified amounts and periods.

Certain Relationships and Related Transactions, page 18

18.   Please disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed. Finally, please revise your disclosure to identify the related person's title or relationship to you.

19.   Please disclose the dollar value of the transaction with Dan Elcan.

Form 10-Q for Quarterly Period Ended April 30, 2007

Notes to Unaudited Consolidated Condensed Financial Statements, page 7

Note 4. Accounting Changes, page 11

20.   Please explain supplementally how the lower of cost or market inventory
        values make FIFO and LIFO produce equal results for all 3 years presented.
        Please be detailed in your explanation with examples as necessary.

Note 5. Sale and Leaseback Transaction and Other Leases, page 11

21.   You disclose that a portion of the $11.6 million deferred gain relates to stores
        that the Company has continuing involvement with. Any form of continuing
        involvement should be accounted for by the deposit method or as a financing,
        whichever is appropriated under SFAS 66. Refer to paragraph 10 of SFAS
        98. Please explain in detail how your method of amortizing gain achieves this
        result. In addition, please tell us and disclose the circumstances that result in
        your continuing involvement. Refer to paragraph 17 of SFAS 98.

22.   In regard to the 15 properties sold for which the Company also entered into
        license agreements, please tell us, with reference to authoritative literature,
        how you determined the deferred gain and the related amortization period. In
        addition, tell us your consideration of the "rent free" provisions when
        considering the proper financial statement impact for this and the subsequent
        quarterly period end.

*****

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Adam Phippen, Staff Accountant, at (202) 551-336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director